Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan St.
Milwaukee, WI 53202

April 8, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Hatteras Alternative Mutual Funds Trust (the “Trust”)
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to the
Registration Statement on Form N-14 (File No. 333-210107) (the “Amendment”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Monday, April 11, 2016, or as soon thereafter as practicable.

In connection with this request, Hatteras Capital Distributors, LLC the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC, the Trust’s administrator, at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

Hatteras Alternative Mutual Funds Trust	Hatteras Capital Distributors, LLC

/s/ R. Lance Baker	/s/ R. Lance Baker
R. Lance Baker	R. Lance Baker
Treasurer	Chief Financial Officer